Filed Pursuant to Rule 433
Registration No. 333-210256
March 17, 2016

TransCanada Corporation

Treasury Offering of Subscription Receipts

March 17, 2016

An amended and restated preliminary short form prospectus containing important information relating to the securities described in this document has not yet been filed with the securities regulatory authorities in each of the provinces and territories of Canada. A copy of the amended and restated preliminary short form prospectus is required to be delivered to any investor that received this document and expressed an interest in acquiring the securities.

There will not be any sale or any acceptance of an offer to buy the securities until a receipt for the final short form prospectus has been issued.

This document does not provide full disclosure of all material facts relating to the securities offered. Investors should read the amended and restated preliminary short form prospectus, final short form prospectus and any amendment, for disclosure of those facts, especially risk factors relating to the securities offered, before making an investment decision.

This communication shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of these securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.

Issuer:	TransCanada Corporation (“TransCanada” or the “Company”).

Issue:

Treasury offering (the “Offering”) of 92,000,000 subscription receipts (the “Subscription Receipts”), each representing the right to receive one common share of the Company (a “Common Share”) upon closing of the Acquisition (as defined below).

Amount:	C$4,209,000,000, prior to the Over-Allotment Option.

Issue Price:	C$45.75 per Subscription Receipt.

Over-Allotment Option:

The underwriters shall have the option, exercisable in whole or in part until the earlier of (i) 30 days following closing of the Issue and (ii) the Termination Time (as defined below), to purchase up to an additional 5.0% of the Issue at the Issue Price.

Acquisition:

On March 17, 2016, the Company and certain of its direct and indirect wholly-owned subsidiaries entered into an agreement and plan of merger (the “Merger Agreement”) to acquire Columbia Pipeline Group, Inc. (“Columbia”) for a total cash purchase price of approximately U.S.$10.25 billion (the “Purchase Price”), plus the assumption of approximately U.S.$2.75 billion of debt for a total transaction value of approximately U.S.$13 billion (the “Acquisition”). Columbia, a public company listed on the New York Stock Exchange, owns approximately 15,000 miles (24,140 km) of strategically located interstate gas pipelines extending from New York to the Gulf of Mexico and one of the largest underground natural gas storage systems in the United States (with approximately 296 billion cubic feet of working gas capacity) as well as related gathering and processing assets. The closing of the Acquisition (the “Acquisition Closing”) is expected to occur in the second half of 2016.

Use of Proceeds:

Pending closing of the Acquisition, the gross proceeds from the sale of the Subscription Receipts will be held in escrow and will be used, together with interest thereon, to fund Dividend Equivalent Payments (as defined below) to holders of Subscription Receipts, as described in further detail below. In connection with the Acquisition Closing, the remaining escrowed funds and any remaining interest thereon will be released to, or as directed by, the Company and used to pay a portion of the Purchase Price or to repay a portion of the indebtedness incurred to finance a portion of the Purchase Price.

Subscription Receipts:

The Subscription Receipts will be issued pursuant to a subscription receipt agreement (the “Subscription Receipt Agreement”) among TransCanada, Computershare Trust Company of Canada (the “Subscription Receipt Agent”) and the Joint Bookrunners (as defined below). Each Subscription Receipt will entitle the holder thereof to receive one Common Share without any further action on the part of the holder thereof and without payment of additional consideration upon the Acquisition Closing. Holders thereof will also be entitled to Dividend Equivalent Payments while the Subscription Receipts are outstanding, as described in further detail below.

If the escrow release condition is not satisfied on or before March 17, 2017 or if the Acquisition is terminated at any earlier time (in either case, the “Termination Time”), holders of Subscription Receipts will receive the aggregate Issue Price of such holder’s Subscription Receipts plus any unpaid Dividend Equivalent Payments owing to the holders (the “Termination Payment”).

Dividend Equivalent Payments on Subscription Receipts:

Pursuant to the terms of the Subscription Receipt Agreement, from the closing of the Offering up to (but excluding) the last day the Subscription Receipts are outstanding, the Subscription Receipt Agent will make cash payments (“Dividend Equivalent Payments”) to holders of Subscription Receipts in respect of each of their Subscription Receipts that are equal to, and will be paid on the same date as, dividends declared by TransCanada on each Common Share. The Dividend Equivalent Payments will be made by the Subscription Receipt Agent first from the interest credited or received on the escrowed funds and then from the escrowed funds. The record date for each Dividend Equivalent Payment will be the same as the record date for dividends declared on TransCanada’s Common Shares.

Notwithstanding the foregoing, holders of Subscription Receipts of record at the close of business on April 15, 2016 will be entitled to a Dividend Equivalent Payment in respect of the C$0.565 per Common Share dividend payable by TransCanada on April 29, 2016 to Common Share holders of record at the close of business on March 31, 2016 even though the Subscription Receipt holders were not holders of record on the record date for such Common Share dividend.

In the event that the escrow release condition is not satisfied and the Termination Time occurs after a dividend has been declared on Common Shares but before the record date for such dividend, holders of Subscription Receipts will receive as part of the Termination Payment a pro rata Dividend Equivalent Payment in respect of such dividend declared on Common Shares based on the ratio of the time between (i) the date of the prior Dividend Equivalent Payment (or, if none, the closing date of the Offering) and the Termination Time to (ii) the date of the prior Dividend Equivalent Payment (or, if none, the prior payment date for dividends on the Common Shares) and the dividend payment date for the dividend so declared. If the Termination Time occurs on a record date or following a record date but on or prior to the payment date, the holder will be entitled to receive the full Dividend Equivalent Payment for that period.

The declaration and payment of dividends on Common Shares by the Company are at the discretion of the board of directors of the Company. Currently, dividends on Common Shares are payable on a quarterly basis on or about the last day of the month following the end of each fiscal quarter.

Escrow Conditions:

The escrowed funds will be held in escrow by the Subscription Receipt Agent and invested in interest-bearing deposits with banks and other financial institutions with issuer credit ratings from Standard & Poor’s of at least A. The escrowed funds may be reduced from time to time by the Dividend Equivalent Payments.

Up to six business days prior to the Acquisition Closing, if the escrow release condition has been met, the Company will deliver a notice to the Subscription Receipt Agent and the escrowed funds and any interest thereon will be released to or as directed by the Company to be used, along with other funds, to complete the Acquisition. The condition to the release of the escrowed funds will be that the parties to the Merger Agreement in respect of the Acquisition are able to complete the Acquisition in all material respects in accordance with the Merger Agreement, but for the payment of the Purchase Price, and the Company has available to it all other funds required to complete the Acquisition.

Offering Basis:

Offered publicly in all provinces and territories of Canada by way of a short form prospectus and in the United States pursuant to a registration statement filed under the multijurisdictional disclosure system, and internationally as expressly permitted by the Company.

Underwriting Basis:	“Bought Deal” subject to conventional bought deal termination provisions.

Listing:

Application has been made to list the Subscription Receipts on the Toronto Stock Exchange (the “TSX”) and the Common Shares represented thereby on both the TSX and the New York Stock Exchange (the “NYSE”). The Subscription Receipts will not be listed on the NYSE. The Common Shares are listed on the TSX and the NYSE under the symbol “TRP”.

Eligibility:	The Subscription Receipts and underlying Common Shares will be eligible under applicable Canadian law for RRSPs, RRIFs, DPSPs, TFSAs and RESPs.

Joint Bookrunners:	RBC Capital Markets and TD Securities Inc.

Underwriting Fee:

3.25%. Of the total Underwriting Fee, 50% will be payable upon the closing of the Offering and 50% will be payable upon the Acquisition Closing. In the event the escrowed funds are refunded to the purchasers following the Termination Time, the fee payable to the underwriters will consist solely of the amount payable on the closing of the Offering.

Closing:	On or about April 1, 2016.

The Company has filed a registration statement (including a preliminary short form prospectus) with the Securities and Exchange Commission (“SEC”) for the offering to which this communication relates. These securities may not be sold nor may offers to buy be accepted prior to the time the registration statement becomes effective. Before you invest, you should read the preliminary short form prospectus in that registration statement and other documents the Company has filed with the SEC for more complete information about the Company and this offering. The Company has also filed the preliminary short form prospectus relating to the offering with each of the provincial and territorial securities regulatory authorities in Canada. You may get any of these documents for free by visiting EDGAR on the SEC website at www.sec.gov or via SEDAR at www.sedar.com. Alternatively, the Company, any underwriter or any dealer participating in the offering will arrange to send you the preliminary short form prospectus if you request it in the U.S. from RBC Capital Markets, LLC, 200 Vesey Street, 8th Floor, New York, NY 10281-8098; Attention: Equity Syndicate; Phone: 877-822-4089; Email: equityprospectus@rbccm.com, or TD Securities (USA) LLC (tel: 212-827-7392), 31 W 52nd Street, New York NY 10019, or in Canada from RBC Capital Markets, Attn: Simon Yeung, Distribution Centre, RBC Wellington Square, 8th Floor, 180 Wellington St. W., Toronto, Ontario, M5J 0C2 (Phone: 416-842-5349; E-mail: Distribution.RBCDS@rbccm.com) or TD Securities Inc. in Canada, Attention: Symcor, NPM (tel: 289-360-2009, email: sdcconfirms@td.com), 1625 Tech Avenue, Mississauga ON L4W 5P5.